DOLLY VARDEN SILVER ANNOUNCES FILING OF SPECIAL MEETING CIRCULAR AND RECEIPT OF INTERIM ORDER IN RESPECT OF PREVIOUSLY ANNOUNCED ARRANGEMENT WITH CONTANGO ORE

Vancouver, British Columbia - February 13, 2026 - Dolly Varden Silver Corporation (the "Company" or "Dolly Varden") today announced that it has filed on SEDAR+ its management information circular dated February 11, 2026 (the "Circular") in connection with the Company's special meeting of shareholders (the "Meeting") to consider and vote on a special resolution (the "Arrangement Resolution") approving the previously announced statutory arrangement (the "Arrangement") with Contango ORE, Inc. ("Contango").

Dolly Varden also announces that on February 11, 2026, the Company obtained an interim order of the Supreme Court of British Columbia (the "Interim Order") providing for, among other things, the calling and holding of the Meeting, dissent rights, and other procedural matters.

Meeting Details

The Meeting will be held in person at the offices of Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia V6C 2X8 on March 17, 2026 at 10:00 a.m. (Vancouver time).

Shareholders are urged to vote as soon as possible, well in advance of the proxy voting deadline of 10:00 a.m. (Vancouver time) on March 13, 2026.

The Arrangement

Pursuant to the arrangement agreement dated December 7, 2025 between Dolly Varden, Contango and 1566004 B.C. Ltd., as amended, Contango will acquire all of the issued and outstanding common shares of the Company (The "Company Shares"). At the effective time of the Arrangement, Dolly Varden shareholders will receive, for each Company Share held, 0.1652 of a Contango share of voting common stock, unless an eligible Canadian shareholder elects to instead receive 0.1652 of an exchangeable share in a Canadian subsidiary of Contango (subject to the election mechanics and deadlines described in the Circular). The Arrangement will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and requires, among other things, the approval of the Arrangement Resolution by 66 2/3% of the votes cast by Dolly Varden shareholders at the Meeting.

Board Recommendation & Rationale

The Dolly Varden board of directors unanimously recommends that shareholders vote FOR the Arrangement Resolution for a variety of reasons, including, among others:

- The ability of the Company to respond to a superior proposal, should one emerge, consistent with the Arrangement Agreement;

- The opportunity for shareholders to participate in the future value of the combined company;

- The view that the process and outcomes provide equitable and fair treatment to stakeholders;

- The anticipated likelihood of obtaining required approvals, including court approval and regulatory approvals;

- The absence of a financing condition and an expected path to completion (subject to approvals and conditions);

- Expected continuity with certain directors and senior executives expected to have roles with the combined company (as described in the Circular);

- Voting support agreements entered into with all directors and officers and certain large shareholders; and

- For eligible shareholders, the potential for a tax-deferred rollover election through the exchangeable share election mechanics described in the Circular.

Voting Support Agreements

Voting support agreements have been entered into with all directors and officers of Dolly Varden and certain large shareholders, who collectively beneficially own (or exercise control or direction over) approximately 22% of the outstanding Company Shares as of the date of the Arrangement Agreement, and have agreed (subject to the terms of the agreements) to vote in favour of the Arrangement.

Shareholder Questions & Voting Assistance

If you have questions about the Circular or need help voting, please contact Dolly Varden's proxy solicitation agent, Laurel Hill Advisory Group, by phone at 1-877-452-7184 (North America toll-free) or 416-304-0211 (collect calls outside North America), by text message by texting "INFO" to either number, or by email at assistance@laurelhill.com.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with five past-producing high-grade silver mines including Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Information

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "Forward-looking information") within the meaning of applicable securities laws. This forward-looking information is identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. These statements include, without limitation, statements regarding the timing of the Meeting and the receipt of requisite approvals of the Arrangement. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, and although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under "Risk Factors" of the Company's management information circular relating to the Meeting filed on SEDAR+. These risks and uncertainties further include (but are not limited to) as concerns the Arrangement, the failure of the parties to obtain the necessary shareholder and court approvals or to otherwise satisfy the conditions to the completion of the Arrangement, failure of the parties to obtain such approvals or satisfy such conditions in a timely manner, significant Arrangement costs or unknown liabilities, failure to realize the expected benefits of the Arrangement, and general economic conditions. Failure to obtain the necessary shareholder and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the Arrangement or to complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, and the Company continues as a publicly-traded entity, there are risks that the announcement of the proposed Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.